TransAlta Declares Dividends

CALGARY, Alberta (April 27, 2015) – The Board of Directors of TransAlta Corporation (TSX: TA; NYSE: TAC) today declared a quarterly dividend of $0.18 per share on common shares payable on July 1, 2015 to shareholders of record at the close of business June 1, 2015.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.2875 per share on TransAlta’s issued and outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series A, payable on June 30, 2015 to shareholders of record at the close of business June 1, 2015.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.2875 per share on TransAlta’s issued and outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series C, payable on June 30, 2015 to shareholders of record at the close of business June 1, 2015.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.3125 per share on TransAlta’s issued and outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series E, payable on June 30, 2015 to shareholders of record at the close of business June 1, 2015.

The Board of Directors of TransAlta Corporation also declared a quarterly dividend of $0.33125 per share on TransAlta’s issued and outstanding Cumulative Redeemable Rate Reset First Preferred Shares, Series G, payable on June 30, 2015 to shareholders of record at the close of business June 1, 2015.

All currency is expressed in Canadian dollars except where noted.

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate wind, hydro, natural gas and coal facilities in order to provide customers with a reliable, low-cost source of power. For over 100 years, TransAlta has been a responsible operator and a proud contributor to the communities in which it works and lives. TransAlta has been selected by Sustainalytics as one of Canada’s Top 50 Socially Responsible Companies since 2009 and is recognized globally for its leadership on sustainability and corporate responsibility standards by FTSE4Good.

For more information:

Investor inquiries:	Media inquiries:
Brent Ward	Leanne Yohemas
Director, Corporate Finance and Investor Relations	Senior Advisor, External Communications
Phone: 1-800-387-3598 in Canada and U.S.	Cell: 587-437-3660
Email: investor_relations@transalta.com	Toll-free media number: 1-855-255-9184
Alternate local number: 403-267-2540
Jacqueline O’Driscoll	ta_media_relations@transalta.com
Manager, Investor Relations
Phone: 1-800-387-3598 in Canada and U.S.
Email: investor_relations@transalta.com